
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 12, 2010

via U.S. mail and facsimile

Mac McConnell, Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX 77040

> **RE: DXP Enterprises, Inc**
> **Item 4.02(a) Form 8-K**
> **Filed March 9, 2010**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed the above referenced filing and have the following comments. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02(a) Form 8-K

1. Please amend your Form 8-K to identify the financial statements that should no longer be relied upon pursuant to Item 4.02(a) of Form 8-K.

2. You believe the inventory purchased in the 2007 acquisition of Precision Industries is overstated by no more than $14 million. Furthermore, you intend to restate your financial statements to increase goodwill and reduce inventory. However, paragraph B183 of SFAS 141 prescribes that the allocation period should usually not exceed one year from the consummation date. Please tell us how your accounting complies with SFAS 141. Please tell us your consideration of including the adjustment in net income as contemplated by paragraph 41 of SFAS 141. If you conclude it is more appropriate to include the adjustment in net income, please quantify the amount of the error by each period impacted so that we may assess materiality by period.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief